Exhibit 1

MTS Announces Results of General Meeting of Shareholders

Ra’anana, Israel –October 29, 2015 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a provider of online video advertising and telecommunications expense management/billing solutions and services, today announced the that the following resolutions were passed at the Annual General Meeting of Shareholders that was held on October 28, 2015:

1.	To re-elect six directors for terms expiring at the Company’s 2016 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2015, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, the Company’s auditor’s report and consolidated financial statements for the year ended December 31, 2014 were reviewed and discussed at the meeting.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated September 11, 2015.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE) and an IOT/M2M enablement platform used by mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com